[Highwater Ethanol, LLC Letterhead]

April 4, 2007

VIA EDGAR CORRESPONDENCE SUBMISSION
Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Highwater Ethanol, LLC
Registration Statement on Form SB-2
File No. 333-137482

Dear Ms. Long:

Please accept this letter as a request by Highwater Ethanol, LLC (the “Company”) to accelerate the effective date of the registration statement currently pending before the Securities and Exchange Commission (the “Commission”) to Thursday, April 5, 2007 at 4:00 p.m. EST or as soon as reasonably practicable thereafter. We believe that none of the circumstances described in Rule 461 of Regulation C exist and that acceleration of the effective date is proper and beneficial.

We acknowledge that:

•                  should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

•                  the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and

•                  the Company may not assert staff comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Please let us know if you have any questions.

Sincerely,

HIGHWATER ETHANOL, LLC

By:	/s/ Brian D. Kletscher
Its: Chairman and President